Mail Stop 3720

May 9, 2006

Alexander Rodnyansky
Chief Executive Officer
CTC Media, Inc.
Pravda Street, 15A
125124 Moscow, Russia

>   **Re: CTC Media, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 1, 2006**
>   **File No. 333-132228**

Dear Mr. Rodnyansky:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

General

1.   We note your new disclosure regarding your amended agreements with Video International. Please clarify how the amount of reimbursement by Video International is calculated. Also, we note the disclosure you have added in MD&A regarding the agreement with Video International "to further amend its agreements with existing advertisers by June 30, 2006" with regard to termination for fluctuations in exchange rates. Please add additional context by clearly addressing why you have sought these amendments and what these amendments are designed to accomplish.

Summary Financial and Operating Data, page 7

2.   Refer to prior comment 4. Revise the disclosures of your non-GAAP measure in the two paragraphs at page 9 to state that net income is OIBDA's most directly comparable GAAP measure and that it should not be considered a substitute for net income. Also, update the description of this reconciliation to match the changes made to the table at the conclusion of page 8.

Principal and Selling Stockholders, page 100

3.   Please see prior comment 15 and also disclose, if true, that ABH Holdings purchased the company's securities in the ordinary course of business.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact David Walz, Staff Accountant, at (202) 551-3358, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: (via facsimile 44 (20) 7645 2424)
        Trisha Johnson, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP